TPCO Holding Corp.

1550 Leigh Avenue

San Jose, California 95125

October 1, 2021

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Schwartz

Re:    TPCO Holding Corp.

Form RW: Registration Withdrawal Request

Form 10 Registration Statement Filed on August 9, 2021

File No. 001-40726

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TPCO Holding Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form 10 filed with the Commission on August 9, 2021 (File No 001-40726) and the exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement was inadvertently tagged with the EDGAR code “10-12B” instead “10-12G,” and the Company has since filed a replacement registration statement with the EDGAR code “10-12G.” Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement, effective as of the date first set forth above or at the earliest practicable date hereafter. The Registration Statement has not yet become effective, and no securities were sold in connection with the Registration Statement.

If you have any questions regarding this registration withdrawal request, please contact Keith D. Pisani of Paul Hastings LLP, our outside corporate and securities counsel, at (212) 318-6053 or by email to keithpisani@paulhastings.com.

Sincerely,

/s/ Troy Datcher

Troy Datcher
Chief Executive Officer